EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

All of the subsidiaries listed below are direct or indirect wholly-owned subsidiaries of Apollo Gold Corporation: :

Apollo Gold, Inc. (a Delaware corporation)
Montana Tunnels Mining, Inc. (a Delaware corporation)
Mine Development Finance, Inc. (a Delaware corporation)
Minera Sol de Oro S.A. de C.V (a Mexican federal corporation)
Minas de Argonautas, S. de R.L. de C.V. (a Mexican federal limited partnership)